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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F	☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
GeoEye, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable
21700 Atlantic Blvd.

Address of Principal Executive Office
Dulles, Virginia 20166

City, State and Zip Code

PART I — REGISTRANT INFORMATION
Part II — RULES 12b-25(b) AND (c)
Part III — NARRATIVE
PART IV — OTHER INFORMATION

Part II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

GeoEye, Inc. (the “Company”) needed additional time to complete the final review of its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 to ensure all edits had been properly made. The Company filed its Form 10-Q with the Securities and Exchange Commission as promptly as practicable on May 12, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Balthazor	(303)	254-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company has reported significant changes in operations due to the delay in launch of our GeoEye-1 satellite in 2008. Our GeoEye-1 satellite was placed into service in February 2009 resulting in a significant change in results of operations from the three months ended March 31, 2008 to the three months ended March 31, 2009.

GeoEye, Inc.
(Name of Registrant as Specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2009	By:	/s/ Steven R. Balthazor
		Name:	Steven R. Balthazor
		Title:	Principal Financial Officer